EXHIBIT 21

Subsidiaries of StanCorp Financial Group, Inc.

Company Name		Location
1.	Standard Insurance Company	Oregon
2.	The Standard Life Insurance Company of New York	New York
3.	Standard Retirement Services, Inc.	Oregon
4.	StanCorp Mortgage Investors, LLC	Oregon
5.	StanCorp Investment Advisers, Inc.	Oregon
6.	StanCorp Equities, Inc.	Oregon
7.	StanCorp Real Estate, LLC	Oregon
8.	Standard Management, Inc.	Oregon
9.	StanCap Insurance Company, Inc.	Oregon